SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                           FORM 12b-25

                   Notification of Late Filing

                                   Commission File Number  1-1212

(Check One)
 ____                                     ___
/_X_/   Form 10-K and Form 10-KSB        /__/  Form 11-K
 ___                 ___                             ___
/__/    Form 20-F   /__/ Form 10-Q and Form 10-QSB  /__/ Form N-SAR

          For period ended  ____December 31, 1994_______
 ___
/__/  Transition Report on Form 10-K and Form 10-KSB
 ___
/__/  Transition Report on Form 20-F
 ___
/__/  Transition Report on Form 11-K
 ___
/__/  Transition Report on Form 10-Q and Form 10-QSB
 ___
/__/  Transition Report on Form N-SAR

          For the transition period ended__________________

                             PART I
                     REGISTRANT INFORMATION

Full name of registrant           Driver-Harris Company
                        -----------------------------------------

Address of principal executive office (street and number)

                      308 Middlesex Street
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City, Sate and Zip Code            Harrison, NJ  07029
                        -----------------------------------------

                            PART III

                            NARRATIVE

A corporation in which the Registrant owns a 50% interest will not be able to complete their 1994 financial statements for timely filing. Since the investment in, and equity in the operations of this 50%-owned company are material, the Registrant's Form 10-K must contain such financial statements.


                             PART IV

                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Frank L. Driver IV                       201         483-4802
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      (Name)                        (Area Code)   (Telephone No.)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                         ____                 ___
                        /_x_/   Yes          /__/   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                         ____                 ___
                        /_x_/   Yes          /__/   No

                                      1994          1993
       Net loss                  $(976,000)    $(1,992,000)
       Net loss per share         $(.75)         $(1.54)

                      Driver-Harris Company
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          (Name of Registrant as Specified in Charter)


     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    March 30, 1995                By    Frank L. Driver IV
    ---------------------                --------------------------
                                         Frank L. Driver IV
                                         President